UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May 2011

Commission File Number 000-54420

SILVERCREST MINES INC.
(Translation of registrant’s name into English)

Suite 501, 570 Granville Street Vancouver, British Columbia, Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [ ]	Form 40-F [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):[ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):[ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

This Form 6-K/A is being filed by SilverCrest Mines Inc. (the “Company”) as an amendment to the Form 6-K dated February 16, 2012 with a correctly dated version of the Press Release reporting Coloradito Target Results at the La Joya Property (the “Press Release”). This Form 6-K/A is being filed by the Company in order to replace the incorrectly dated press release inadvertently attached and uploaded with the original Press Release. Attached is a correct and accurately dated version of the Press Release. This Press Release supersedes the Press Release filed with the Form 6-K filed on February 16, 2012.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILVERCREST MINES INC.

/s/ J. Scott Drever
Date: May 25, 2012	J. Scott Drever
Chairman and President

INDEX TO EXHIBITS

99.1	News Release dated February 16, 2012